Name	Sole Voting Power	Sole Dispositive Power	Aggregate Shares Beneficially Owned	Percentage of Class
Augusta W. Brown	—	1,185,988	1,185,988	0.7%
George G. Brown, IV	—	3,403,018	3,403,018	2.0%
Martin S. Brown, Jr.	—	—	—	—
Garvin B. Deters	924	924	924	*
Sara B. Fleishman	—	—	—	—
Sandra A. Frazier	—	5,990,829	5,990,829	3.6%
W. Austin Musselman, Jr.	—	6,035,784	6,035,784	3.6%

_____

* Less than 1% of the class beneficially owned.

The percentages set forth in this Item 5(a) are based upon 168,441,239 shares of Class A Common Stock (voting) outstanding as of February 28, 2026, as disclosed in Brown-Forman Corporation's Quarterly Report on Form 10-Q for the quarter ended January 31, 2026, filed with the Securities and Exchange Commission on March 4, 2026.